PARADIGM MEDICAL INDUSTRIES, INC.
2355 South 1070 West
Salt Lake City, Utah 84119 USA
Telephone:  (801) 977-8970
Facsimile:  (801) 977-8973

September 26, 2008

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Attn:    Kevin L. Vaughn
Accounting Branch Chief

Re:      Paradigm Medical Industries, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2007
Form 10-QSB for the Quarter ended March 31, 2008
File No. 000-28498

Dear Mr. Vaughn:

Paradigm Medical Industries, Inc. (the "Company") is in receipt of the letter dated July 22, 2008 with respect to the above-referenced Form 10-KSB for the fiscal year ended December 31, 2007.  The Company's responses to the comments are set forth below.  For ease of reference, we have set forth the comments and the Company's responses as follows:

Amendment 2 to Form 10-KSB for the Year Ended December 31, 2007

Note 8.  Convertible Notes, page F-28

1.         We note your response to prior comment 4. Please address the following:

●
You state that the related debt does not involve a substantial premium discount. Please tell us how you considered the allocation of a portion of the debt proceeds to the fair value of the warrants in reaching your conclusion that the debt does not involve substantial discount or premium.

September 26, 2008

__________________

●
You state that even if you reached the conclusion that bifurcation was required, the valuation of this feature would be immaterial to your financial statements. Please explain to us how you determined that the valuation the compound derivative including the put feature would be immaterial to your financial statements.

●
To the extent that you conclude that the put feature is a derivative requiring bifurcation, but the compound derivative including the put feature is not material to your financial statements, please revise your disclosures here in future filings to clearly disclose why you believe the inclusion of the put feature in the derivative valuation would not have a material effect and why you concluded you were able to use the binomial lattice model. Finally, revise your disclosures here in future filings to clearly indicate that you will be required to continue to evaluate your accounting for the put feature.

Response:

After further review and consideration of the warrants issued in conjunction with the debt financing, we determined that the debt does include a substantial discount.  We have concluded the contingent put feature is an embedded derivative that requires bifurcation under the provisions of SFAS 133.

Although the put feature was determined to be an embedded derivative, which requires bifurcation, we believe the likelihood of this feature being exercised is remote and, accordingly, no value was ascribed to this particular put feature.

We are required to continue to evaluate our accounting and valuation for this put feature.  We will continue to monitor the probability of this particular put feature being exercised and its impact to our valuation of embedded derivatives in future periods.

We have revised our disclosures accordingly to address the staff comments.

2.
We note your response to prior comment 6. You state that you did not account for the conversion in accordance with EITF 00-27. However, the journal entries you provided appear to reflect the accounting under EITF 00-27, Please tell us why you determined it was appropriate to immediately accrue the full unamortized discount associated with the converted portion of the notes as interest expense instead of just the portion up through the date of conversion. Additionally, please note that you are required to fair value the embedded derivatives up through the date of conversion prior to recording the conversion entry. Please revise or advise.

September 26, 2008

__________________

Response:

We agree that the accounting treatment under EITF 00-27 is not applicable and, accordingly, the unamortized debt discount associated with the portion of the note converted should not be charged to interest expense.  The unamortized portion of the debt discount should be eliminated and offset to equity.  We also concur that we are required to calculate the fair value of the embedded derivatives up to the date of conversion prior to recording the conversion entry.  Finally, the following are the journal entries that are recorded upon conversion of the convertible debt.

Debit:	Gain or Loss on Valuation of Derivative Liability (P&L)	$XXX
Credit:	Derivative Liability (BS)	$XXX

We record the above entry to fair value the embedded derivatives up through the date of the conversion (this example assumes the fair value has increased)

Debit:	Convertible Note Payable	$XXX
Debit:	Derivative Liability	$XXX
Credit:	Unamortized discount on Notes Payable		$XXX
Credit:	Common stock		$XXX
Credit:	APIC		$XXX

We record the above entry to record the conversion of debt.   Please note that this entry is eliminating the pro-rata portion of the embedded derivative as well as the pro-rata portion of the unamortized debt discount (the portion relating to the conversion).  The debt discount accretion needs to be calculated up to the date of conversion.  After conversion, the revised (remaining) debt discount balance is amortized over the remaining period of the respective instrument.

Item 8A. Controls and Procedures, page 39

3.         We note your response to prior comment 8. Please address the following:

●
You state in your response to prior comment 8 that your disclosure controls and procedures were not effective as of December 31, 2005 and 2006 since you "did not correctly follow the disclosure requirements of SFAS 133." This disclosure seems to indicate that your errors related only to the disclosure requirements of SFAS 133. However, based on the restatements to your financial statements, your errors related to the accounting and disclosure requirements of SFAS 133.

●
It is still not clear to us how management was able to conclude that its disclosure controls and procedures were effective as of the end of the period covered by the report.  In this regard, we note that subsequent to December 31, 2007, management made a determination that its prior accounting relating to the convertible notes was not done in accordance with SFAS 133.

September 26, 2008

__________________

●
We note your reference in your response to prior comment 8 to the valuation prepared by Monarch Bay. Please note that while in future filings you in may elect to take fall responsibility for valuing the embedded derivatives, if you choose to refer to the expert in any capacity, you may need to revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-KSB by reference into any registration statement, you may be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Response:

The Company will revise the Item 8A disclosure in the amended Form 10-KSB to provide that  management believes, as of the end of the years ended December 31, 2007, 2006 and 2005, the Company's disclosure controls and procedures were not effective and adequate because of errors related to the Company not correctly following the requirements of SFAS No. 133 when accounting for the convertible notes and related embedded derivatives in the financial statements and related disclosures of the Company’s Form 10-KSB reports for the fiscal years ended December 31, 2007, 2006 and 2005.

4.
It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. Refer to Item 308(T) of Regulation S-B.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In performing your evaluation, you may find the following documents helpful:

●
the Commission's release Amendments to Rules Regarding Management is Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

●
the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

●	the "Sarbanes-Qxley Section 404 C A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

September 26, 2008

__________________

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B.  P1ease revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Please note that the failure to perform management's assessment adversely affects the Company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:

The certifications have been revised as required by Item 601(b)(31) of Regulation S-K.  In addition, the Company will file an amended Form 10-KSB for the fiscal year ended December 31, 2007, which will include the following to the Item 8A disclosure:

Item 8A:  Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by the annual reports for the fiscal years ended December 31, 2007, 2006 and 2005, the Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Based  upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the periods covered by such reports, the Company’s disclosure controls and procedures were not effective and adequate because off errors related to the Company not correctly following the requirements of SFAS No. 133 when accounting for the convertible notes and related embedded derivatives in the financial statements and related disclosures of its Form 10-KSB reports for the fiscal years ended December 31, 2007, 2006 and 2005.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting.  Based on the Company’s evaluation, the Company’s management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2007.  In particular, the Company’s management was not effective in identifying and following new accounting rules and new rule promulgated by the SEC.  The remedial plan to correct this material weakness includes management training and the engagement of outside counsel to assist the Company’s management in identifying and following such new accounting and SEC rules.

September 26, 2008

__________________

Another material weakness in the Company's internal control over financial reporting was that the Company did not account for the convertible notes and related embedded derivatives in the financial statements and related disclosures in accordance with SFAS No. 133.  To correct this material weakness the Company has developed procedures to value these convertible notes and related embedded derivatives in the financial statements and related disclosures and will continue to apply these valuation principles in the future.

The annual report for the year ended December 31, 2007 does not include an attestation of our registered public accounting firm regarding internal control over financial reporting, pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Inherent Limitations on Effectiveness of Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Form 10-QSB for the quarter ended March 31, 2008.

5.
Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies.

We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filling just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information.  In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting smaller company disclosure and filing requirements is available on the SEC website at:
         http://www.sec.gov/info/srnallbus/secg/smrepcosysguid.pdt:

September 26, 2008

__________________

Response:

We have reviewed  the filing requirements for quarterly  reports on Form 10-Q and will amend the Company's quarterly reports for the periods ended March 31, 2008 and June 30, 2008.  We acknowledge that the amended quarterly report for the period ended March 31, 2008 should be made on Form 10-Q.  We further acknowledge that the quarterly report for the period ended June 30, 2008 and subsequent quarterly reports should be made on Form 10-Q.

Exhibits 31.1 and 31.2

6.
We note that the certifications filed as Exhibits 31.1 and 31.2 do not include all of the introductory language of paragraph 4 and the language of paragraph 4(b) required by Item 601(b)(31) of Regulation S-K. Please revise the certifications to provide all of the required statements.

Response:

Exhibits 31.1 and 31.2 have been revised as required by Item 601(b)(31) of Regulation S-K.

If you have any questions, please do not hesitate to call me at (801) 977-8970 or (801) 924-8843.

Very truly yours,

/s/ Luis A. Mostacero
Luis A. Mostacero
Vice President of Finance and
Chief Financial Officer